Executive Network Partnering Corporation

137 Newbury Street, 7th Floor

Boston, MA 02116

August 24, 2020

VIA EDGAR

William Demarest

Kristina Marrone

Stacie Gorman

Brigitte Lippmann

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Executive Network Partnering Corporation Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially submitted on July 31, 2020 CIK No. 0001816261

Dear Staff:

This letter sets forth responses of Executive Network Partnering Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 14, 2020 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently confidentially submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Summary

Performance Shares, page 18

1.

Staff’s Comment: We note your response to prior comment 3. Please clarify whether there is a limit on the amount of performance shares that can be converted. Also describe the dilutive effect of the conversion of the performance shares and add risk factor disclosure, as appropriate.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that each fiscal year following the consummation of our partnering transaction, 10,000 performance shares will convert into shares of our Class A common stock as described in the Summary beginning on page 18 and in “Description of Securities—Performance Shares” beginning on page 119. The Company has revised the disclosure under the risk factor “We may issue additional shares of Class A common stock or shares of preferred stock to complete our partnering transaction or under an employee incentive plan after completion of our partnering transaction. We may also issue shares of Class A common stock upon the conversion of the founder shares at a ratio greater than one-to-one at the time of our partnering transaction as a result of the anti-dilution provisions contained in our amended and restated certificate of incorporation. Any such issuances would dilute the interest of our stockholders and likely present other risks” beginning on page 38 to clarify that the Company may issue a substantial and potentially unlimited number of additional shares of Class A common stock in accordance with the terms of the performance shares, and to disclose that the dilutive effect of conversion of the performance shares will increase as the price of the Company’s Class A common stock increases on a year-over-year basis.

Risk Factors

Certain agreements related to this offering may be amended without stockholder approval, page 47

2.

Staff’s Comment: Please disclose that the terms of the performance shares may be amended by the performance shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under the risk factor “Certain agreements related to this offering may be amended without stockholder approval” on page 47 to state that the holders of the performance shares may amend the terms of the performance shares as set forth in our amended and restated articles of incorporation. A similar disclosure has also been added to “Description of Securities—Common Stock” on page 116.

Performance Shares, page 118

3.

Staff’s Comment: Please clarify, if true, that a change of control and the actions listed in the penultimate paragraph of this section do not apply to the company in connection with the partnering transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under the heading “Description of Securities—Performance Shares” beginning on page 119 to clarify that the cash payments due in respect of a change of control will not arise in connection with the partnering transaction.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler or Wayne E. Williams of Kirkland & Ellis LLP at (212) 446-4660 or (312) 862-7135, respectively.

Sincerely,

/s/ Alex Dunn

Name: Alex Dunn Title: Chief Executive Officer, Chief Financial Officer and Secretary

Via E-mail:

cc:	Christian O. Nagler

Wayne E. Williams

Kirkland & Ellis LLP